Exhibit 11.1

GEOPARK LIMITED - INSIDER TRADING POLICY

Content

I. PURPOSE2

II. GENERAL CONSIDERATIONS2

1. Laws and Regulations2

(a) General Rule:2

(b) Material Information:3

(c) Insider Information:3

(d) Fiduciary Duty:3

(e) Breach of Laws and Regulations:3

2. Who Does the Policy Apply To?4

(a) Insiders:4

(b) Repurchase Plan:4

3. Other Companies’ Shares4

4. Hedging and Derivatives4

5. Pledging of Securities, Margin Accounts5

6. General Guidelines5

7. Applicability of U.S. Securities Laws to International Transactions.6

8. Gifts of Securities7

III. OTHER LIMITATIONS ON SECURITIES TRANSACTIONS7

1. Public Resales – Rule 1447

(a) General Rule and Rule 144 Exception:7

(b) Conditions:7

(c) Holding Period7

(d) Current Public Information8

(e) Additional Conditions for Affiliates8

(f) Bona Fide Gifts8

2. Private Resales8

3. Restrictions on Purchases of Company´s Securities.9

4. Filing Requirements9

IV. RESPONSIBILITY9

V. REFERENCES9

INSIDER TRADING POLICY

I.	PURPOSE

It is the policy of GeoPark Limited and its subsidiaries’ (collectively, the “Company”) that it will, without exception, comply with all applicable laws and regulations in conducting its business. Each employee and each director is expected to abide by this policy. When carrying out Company business, employees and directors must avoid any activity that violates applicable laws or regulations. In order to avoid even an appearance of impropriety, the Company’s directors, officers and certain other employees are subject to pre-approval requirements and other limitations on their ability to enter into transactions involving the Company’s securities. Although these limitations do not apply to transactions pursuant to written plans for trading securities that comply with Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the adoption, amendment, suspension, or termination of any such written trading plan is subject to pre-approval requirements and other limitations.

II.	GENERAL CONSIDERATIONS

1.	Laws and Regulations

The U.S. securities laws regulate the sale and purchase of securities in the interest of protecting the investing public. U.S. securities laws give the Company, its officers and directors, and other employees the responsibility to ensure that information about the Company is not used unlawfully in the purchase and sale of securities (such as shares, bonds, notes or other equity or debt securities).

All employees and directors should pay particularly close attention to the laws against trading on “inside” information. These laws are based upon the belief that all persons trading in a company’s securities should have equal access to all “material” information about that company. For example, if an employee or a director of a company knows material non-public financial information, that employee or director is prohibited from buying or selling shares in the company until the information has been disclosed to the public. This is because the employee or director knows information that could cause the share price to change, and it would be unfair for the employee or director to have an advantage (knowledge that the share price could change) that the rest of the investing public does not have. In fact, it is more than unfair; it is considered to be fraudulent and illegal. Civil and criminal penalties for this kind of activity are severe.

(a)	General Rule:

The general rule can be stated as follows:

It is a violation of U.S. federal securities laws for any person to buy or sell securities if he or she is in possession of material inside information. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision. Material information can be favorable or unfavorable. If it is not clear whether inside information is material, it should be treated as if it was material.

Furthermore, it is illegal for any officer, director or other employee in possession of material inside information to provide other people with such information or to recommend that they buy or sell the securities. (This is called “tipping”.) In that case, they may both be held liable.

(b)	Material Information:

Some examples of information that could be considered material include (but are not limited to):

(i)	Significant changes in the prospects and key performance indicators of the Company,
(ii)	Actual, anticipated or targeted earnings and dividends and other financial information,
(iii)	Financial, sales and other significant internal business forecasts, or a change in previously released estimates,
(iv)	Pending or proposed mergers, business acquisitions, tender offers, joint ventures, restructurings, dispositions, or the expansion or curtailment of operations,
(v)	Significant cyber security or data protection events affecting the Company’s operations, including any breach of information systems that compromises the functioning of the Company’s information or other systems,
(vi)	New equity or debt offerings or significant borrowings,
(vii)	Changes in debt ratings, or analyst upgrades or downgrades of the issuer or one of its securities,
(viii)	Significant changes in accounting treatment, write-offs or effective tax rate,
(ix)	Pending or threatened significant litigation or governmental investigations, or the resolution thereof,
(x)	Liquidity problems,
(xi)	Changes in auditors or auditor notification that the Company may no longer rely on an audit report,
(xii)	Changes in ownership, control of the Company or changes in the Board or top management,
(xiii)	Stock splits or other corporate actions, and
(xiv)	Any part of any report which has not been published (20-F, Sustainability report)

(c)	Insider Information:

It is inside information if it has not been publicly disclosed in a manner making it available to investors generally on a broad-based, non-exclusionary basis and/or the investing public has not had time to fully absorb the information. If it is not clear whether material information has been sufficiently publicized, it should be treated as if it is inside information.

(d)	Fiduciary Duty:

Inside information does not belong to the individual directors, officers or other employees who may handle it or otherwise become knowledgeable about it. It is an asset of the Company. Any person who uses such information for personal benefit or discloses it to others outside the Company violates the Company’s interests and may be in breach of his or her fiduciary, loyalty or other duties to the Company, which may result in disciplinary action, loss of employment, and civil or criminal penalties. More particularly, in connection with trading in the Company’s securities, it is a fraud against members of the investing public and against the Company. The mere perception that a director, officer or employee traded with the knowledge of material inside information could harm the reputation of both the Company and that director, officer or employee.

(e)	Breach of Laws and Regulations:

A breach of the insider trading laws could expose the insider or anyone who trades on information provided by an insider to criminal fines up to three times the profits earned and imprisonment up to ten years, in addition to civil penalties (up to three times of the profits earned), and injunctive actions. In addition, punitive damages may be imposed under applicable state laws. Securities laws also subject controlling persons to civil penalties for illegal insider trading by employees, including employees located outside the United States. Controlling persons include directors, officers, and supervisors. These persons may be subject to fines up to the greater of US$ 1,000,000 or three-times profit (or loss avoided) by the insider trader.

2.	Who Does the Policy Apply To?

(a)	Insiders:

The prohibition against trading on inside information applies to (collectively, “Insiders”):

(i)	Directors, officers and all other domestic and international employees of the Company and its subsidiaries, and other people who gain access to the Company’s inside information, including contractors and consultants,
(ii)	Spouses, domestic partners, minor children (even if financially independent) of such director, officers or employees (collectively, “Family Members”),
(iii)	Anyone to whom the Company directors, officers or employees provide significant financial support, and
(iv)	Any entity or account over which directors, officers or employees, Family Members, or the persons listed in 3. above, have or share the power, directly or indirectly, to make investment decisions (whether or not such persons have a financial interest in the entity or account), and those entities or accounts established or maintained by such persons with their consent or knowledge and in which such persons have a direct or indirect financial interest.

Because of their access to confidential information on a regular basis, Company policy subjects its directors, officers and certain employees (the “Window Group”) to additional restrictions on trading in Company securities. The restrictions for the Window Group are discussed in Section 6(f) below. In addition, directors, officers and certain employees with inside knowledge of material information may be subject to ad hoc restrictions on trading from time to time.

(b)	Repurchase Plan:

In addition, the Company itself must comply with U.S. securities laws applicable to its own securities trading activities, and will not affect transactions in respect of its securities, or adopt any securities repurchase plans, when it is in possession of material non-public information concerning the Company, other than in compliance with applicable law, subject to the policies and procedures adopted by the Company and attached as Exhibit A hereto, if applicable, and the prior approval of the Secretary of the Company.

3.	Other Companies’ Shares

Directors, officers and employees who learn material information about suppliers, customers, or competitors through their work at the Company, should keep it confidential and not buy or sell shares in such companies until the information becomes public. Directors, officers and employees should not give tips about such shares.

4.	Hedging and Derivatives

Employees and directors are prohibited from engaging in any hedging transactions (including transactions involving options, puts, calls, prepaid variable forward contracts, equity swaps, collars and exchange funds or other derivatives) that are designed to hedge or speculate on any change in the market value of the Company’s equity securities.

Trading in options or other derivatives is generally highly speculative and very risky. People who buy options are betting that the share price will move rapidly. For that reason, when a person trades in options in his or her employer’s shares, it may arouse suspicion in the eyes of the Securities Exchange Commission (“SEC”) that the person was trading on the basis of inside information, particularly where the trading occurs before a company announcement or major event. It is difficult for a director, officer or employee to prove that he or she did not know about the announcement or event.

If the SEC or the stock exchanges were to notice active options trading by one or more directors, officers or employees of the Company prior to an announcement, this could trigger and investigation with potential legal action. Such an investigation could be embarrassing to the Company (as well as expensive), and could result in severe penalties and expense for the persons involved. For all of these reasons, the Company prohibits Insiders from trading in options or other derivatives involving the Company’s shares. This policy does not pertain to employee share options granted by the Company. Employee share options cannot be traded.

5.	Pledging of Securities, Margin Accounts

The Company prohibits Insiders from pledging Company securities in any circumstance, including by purchasing Company securities on margin or holding Company securities in a margin account.

Exceptions may be granted by the Board of Directors in a case-by-case basis, provided that the proposed securities pledge is insignificant in respect of the Company’s market value, trading volume, total common shares outstanding of the Company, or any other consideration relevant in the Board’s analysis, and shall be disclosed as provided in the laws and the applicable regulations to the Company all for purposes of safeguarding the Company’s and its shareholders’ interests. The Board may impose any reasonable conditions to meet the objectives described in this section.

6.	General Guidelines

The following guidelines should be followed in order to ensure compliance with applicable antifraud laws and with the Company’s policies:

(a)	Non-disclosure: Material inside information must not be disclosed to anyone, except to persons within the Company whose positions require them to know it. No employee or director should discuss material inside information in public places.

(b)	Trading in the Company´s Securities:

(i)	No Insider should place a purchase or sale order, or recommend that another person place a purchase or sale order in the Company’s securities when he or she has knowledge of material information concerning the Company that has not been disclosed to the public. This includes orders for purchases and sales of shares, bonds and convertible securities and includes increasing or decreasing investment in Company securities through a retirement account.
(ii)	The exercise of employee share options is not subject to this policy. However, shares that were acquired upon exercise of a share option will be treated like any other shares, and may not be sold by an employee who is in possession of material inside information.
(iii)	Any employee or director who possesses material inside information should wait until the start of the second business day after the information has been publicly released before trading.

(c)	Avoid Speculation: Investing in the Company’s shares provides an opportunity to share in the future growth of the Company. But investment in the Company and sharing in the growth of the Company does not mean short range speculation based on fluctuations in the market. Such activities put the personal gain of the employee or director in conflict with the best interests of the Company and its shareholders. Although this policy does not mean that employees or directors may never sell shares, the Company encourages employees and directors to avoid frequent trading in Company shares. Speculating in Company shares is not part of the Company culture.

(d)	No Short Selling:

(i)	“Short selling” is the practice of selling securities that must be borrowed to make delivery, generally with the expectation of profiting from a decline in the price of the securities.
(ii)	The Company prohibits directors and employees from selling the Company’s securities short.
(iii)	This type of activity is inherently speculative in nature and is contrary to the best interests of the Company and its shareholders.

(e)	Trading in Other Securities: No employee or director should place a purchase or sale order, or recommend that another person place a purchase or sale order, in the securities of another corporation, if the employee or director learns in the course of his or her employment confidential information about the other corporation that is likely to affect the value of those securities. For example, it would be a violation of the securities laws if an employee or director learned through Company sources that the Company intended to purchase assets from a company, and then placed an order to buy or sell shares in that other company because of the likely increase or decrease in the value of its securities.

(f)	Restrictions on the Window Group:

(i)	Window Group Definition: The Window Group consists of: (i) directors and executive officers of the Company and their assistants and their family members who live in the same house, (ii) employees in the financial, accounting reporting and legal groups designated by the Secretary of the Company or his or her designee for that purpose, and (iii) such other persons as may be designated from time to time and informed of such status by the Secretary of the Company or his or her designee for that purpose.

(ii)	Restrictions: The Window Group is subject to the following restrictions on trading in Company securities:

●

Trading is permitted from the start of the second business day following an earnings release announcement with respect to the preceding fiscal quarter until the tenth calendar day of the last month of the then current fiscal quarter (the “Window”), subject to the restrictions below;

●	Clearance for all trades must be obtained prior to the trade from the Secretary of the Company;

●

No trading is permitted outside the Window except for reasons of exceptional personal hardship and subject to prior review by the Chief Executive Officer and Secretary of the Company; provided that, if one of these individuals wishes to trade outside the Window, it shall be subject to prior review by the other; and

●	Individuals in the Window Group are also subject to the general restrictions on all employees.

Note that at times the Secretary of the Company may determine that no trades may occur even during the Window when clearance is requested. Reasons for such determination need not be provided, and the closing of the Window itself may constitute material inside information that should not be communicated to anyone outside the Window Group.

The foregoing Window Group restrictions do not apply to transactions pursuant to written plans for trading securities that comply with Rule 10b5-1 under the Exchange Act (“10b5-1 Plans”). However, Window Group members may not enter into, amend or terminate a 10b5-1 Plan relating to Company securities without the prior approval of the Secretary of the Company, which will only be given during a Window period and only if the Window Group member does not have knowledge of material nonpublic information.

7.	Applicability of U.S. Securities Laws to International Transactions.

All directors, officers and employees of the Company’ and its subsidiaries are subject to the restrictions on trading in the Company’s securities and the securities of other companies. The U.S. securities laws may be applicable to trades in the Company’s securities executed outside the United States, as well as to the securities of the Company’s subsidiaries or affiliates, even if they are located outside the United States. Transactions involving securities of subsidiaries or affiliates should be carefully reviewed by counsel for compliance not only with local law but also for possible application of U.S. securities laws.

8.	Gifts of Securities

Gifts of Company securities should only be made: (a) when an Insider is not in possession of material non-public information; and (b) inside a Window. Gifts of Company securities are otherwise subject to this policy, including the guidelines and restrictions set forth under section II.e. above.

III.	OTHER LIMITATIONS ON SECURITIES TRANSACTIONS

1.	Public Resales – Rule 144

(a)	General Rule and Rule 144 Exception:

The U.S. Securities Act of 1933, as amended (the “Securities Act”) requires every person who offers or sells a security to register such transaction with the SEC unless an exemption from registration is available. Rule 144 under the Securities Act is the exemption typically relied upon for: (a) public resales by any person of “restricted securities” (i.e., unregistered securities acquired in a private offering or sale), and (b) public resales by directors, officers and other control persons of a company (known as “affiliates”) of any of the Company’s securities, whether restricted or unrestricted.

(b)	Conditions:

The exemption in Rule 144 may only be relied upon if certain conditions are met. These conditions vary based upon whether the Company has been subject to the SEC’s reporting requirements for 90 days (and is therefore a “reporting company” for purposes of the rule) and whether the person seeking to sell the securities is an affiliate or not. Application of the rule is complex and Company directors, officers and employees should not make a sale of Company securities in reliance on Rule 144 without obtaining the approval of the Secretary of the Company, who may require the director, officer or employee to obtain an outside legal opinion satisfactory to the Secretary of the Company concluding that the proposed sale qualifies for the Rule 144 exemption.

(c)	Holding Period

Restricted securities issued by a reporting company (i.e., a company that has been subject to the SEC’s reporting requirements for at least 90 days) must be held and fully paid for a period of six months prior to their sale. Restricted securities issued by a non-reporting company are subject to a one-year holding period. The holding period requirement does not apply to securities held by affiliates that were acquired either in the open market or in a public offering of securities registered under the Securities Act. Generally, if the seller acquired the securities from someone other than the Company or an affiliate of the Company, the holding period of the person from whom the seller acquired such securities can be “tacked” to the seller’s holding period in determining if the holding period has been satisfied.

(d)	Current Public Information

Current information about the Company must be publicly available before the sale can be made. The Company’s periodic reports filed with the SEC ordinarily satisfy this requirement. If the seller is not an affiliate of the Company issuing the securities (and has not been an affiliate for at least three months) and one year has passed since the securities were acquired from the issuer or an affiliate of the issuer (whichever is later), the seller can sell the securities without regard to the current public information requirement.

(e)	Additional Conditions for Affiliates

Rule 144 also imposes the following additional conditions on sales by persons who are “affiliates.” A person or entity is considered an “affiliate,” and therefore subject to these additional conditions, if it is currently an affiliate or has been an affiliate within the previous three months:

(i)	Volume Limitations.

(A)	The amount of debt securities which can be sold by an affiliate during any three-month period cannot exceed 10% of a tranche (or class when the securities are non-participatory preferred shares), together with all sales of securities of the same tranche sold for the account of the affiliate.
(B)	The amount of equity securities which can be sold by an affiliate during any three-month period cannot exceed the greater of: (A) one percent of the outstanding shares of the class, or (B) the average weekly reported trading volume for shares of the class during the four calendar weeks preceding the time the order to sell is received by the broker or executed directly with a market maker.

(ii)	Manner of Sale. Equity securities held by affiliates must be sold in unsolicited brokers’ transactions, directly to a market-maker or in riskless principal transactions.

(iii)	Notice of Sale. An affiliate seller must file a notice of the proposed sale with the SEC at the time the order to sell is placed with the broker, unless the amount to be sold neither exceeds 5,000 shares nor involves sale proceeds greater than US$ 50,000 (see “Filing Requirements”).

(f)	Bona Fide Gifts

Bona fide gifts are not deemed to involve sales of shares for purposes of Rule 144, so they can be made at any time without limitation on the amount of the gift, subject to the terms of this policy and in compliance with applicable law. Donees who receive restricted securities from an affiliate generally will be subject to the same restrictions under Rule 144 that would have applied to the donor, depending on the circumstances.

2.	Private Resales

Directors and officers also may sell securities in a private transaction without registration pursuant to Section 4(a)(7) of the Securities Act, which allows resales of shares of reporting companies to accredited investors, provided that the sale is not solicited by any form of general solicitation or advertising.

There are a number of additional requirements, including that the seller and persons participating in the sale on a remunerated basis are not “bad actors” under Rule 506(d)(1) of Regulation D or otherwise subject to certain statutory disqualifications; the Company is engaged in a business and not in bankruptcy; and the securities offered have been outstanding for at least 90 days and are not part of an unsold underwriter’s allotment.

Private resales raise certain issues, documentary and otherwise, and must be reviewed in advance by the Secretary of the Company and may require the participation of outside counsel.

3.	Restrictions on Purchases of Company´s Securities.

In order to prevent market manipulation, the SEC adopted Regulation M under the Exchange Act. Regulation M generally restricts the Company or any of its affiliates from buying Company shares, including as part of a share buyback program, in the open market during certain periods while a distribution, such as a public offering, is taking place. You should consult with the Secretary of the Company, if you desire to make purchases of Company shares during any period in which the Company is conducting an offering or buying shares from the public.

4.	Filing Requirements

(a)	Schedule 13D and 13G: Section 13(d) of the Exchange Act requires the filing of a statement on Schedule 13D (or on Schedule 13G, in certain limited circumstances) by any person or group which acquires beneficial ownership of more than five percent of a class of equity securities registered under the Exchange Act. The threshold for reporting is met if the shares owned, when coupled with the amount of shares subject to options exercisable within 60 days, exceed the five percent limit.

A report on Schedule 13D is required to be filed with the SEC and submitted to the Company within ten days after the reporting threshold is reached. If a material change occurs in the facts set forth in the Schedule 13D, such as an increase or decrease of one percent or more in the percentage of shares beneficially owned, an amendment disclosing the change must be filed promptly. A decrease in beneficial ownership to less than five percent is per se material and must be reported. A report on Schedule 13G is required to be filed with the SEC and submitted to the Company within 45 days after the end of the calendar year in which the reporting threshold is reached.

A person is deemed the beneficial owner of securities for purposes of Section 13(d) if such person has or shares voting power (i.e., the power to vote or direct the voting of the securities) or dispositive power (i.e., the power to sell or direct the sale of the securities). A person filing a Schedule 13D may seek to disclaim beneficial ownership of any securities attributed to him or her, if he or she believes there is a reasonable basis for doing so.

(b)	Form 144: As described above (under the discussion of Rule 144), an affiliate seller relying on Rule 144 must file a notice of proposed sale with the SEC at the time the order to sell is placed with the broker unless the amount to be sold during any three-month period neither exceeds 5,000 shares nor involves sale proceeds greater than US$ 50,000.

IV.	RESPONSIBILITY

The administration, updating and disclosure of this Policy are the sole responsibility of the Secretary of the Company.

V.	REFERENCES

01-01-105 F001 Share Dealing Notice Form

RECORD OF VERSIONS

No.	Date	Description
1	April 2014	Creation of policy
2	June 2021	Amendment to document
3	May 2024	General amendment of Policy
4	March 2025	Amendment to Section II 5
5	November 2025	Amendment to document – Secretary of the Company Functions

EXHIBIT A

Company Trading Policies and Procedures

These policies and procedures govern repurchases of the Company’s equity securities (“Repurchases”) approved from time to time by the Board of Directors (the “Board”) of the Company to help ensure that such Repurchases are not made, or a share repurchase plan is not adopted, when the Company is in possession of material non-public information concerning the Company (“MNPI”). Capitalized terms used but not defined herein have the respective meanings given to them in the Company’s trading policy.

1.	Policy: It is the Company’s policy that no Repurchases may take place outside a Window or when the Company is otherwise in possession of MNPI, other than Repurchases made pursuant to a Rule 10b5-1 Plan or otherwise in compliance with applicable law.

2.	Trading Activity: Any Repurchases, or the adoption of a Rule 10b5-1 Plan to effect Repurchases shall be subject to the following procedures:

(a)	The adoption of a Rule 10b5-1 Plan shall be subject to prior written approval by the Secretary of the Company. The Secretary of the Company shall take such steps as he or she deems reasonably necessary to ascertain that the Company is not in possession of MNPI at the time of plan adoption, including but not limited to consulting with other members of senior management (each, an “Authorized Officer”) and/or legal counsel.

(b)	With respect to Repurchases that have been approved by the Board, if at any time during the period such Repurchases are scheduled to take place, the Secretary of the Company or any Authorized Officer become aware of any MNPI, they shall notify the relevant employee(s) at the Company responsible for effecting Repurchases as soon as practicable to suspend such Repurchases.

(c)	Once the Secretary of the Company and such Authorized Officer are satisfied that, to their knowledge, the Company is no longer in possession of MNPI, they shall notify the relevant employee(s) that the Company may resume its Repurchases.

3.	Recordkeeping. The Secretary of the Company shall maintain a record of the communications referred to in these policies and procedures in compliance with the Company’s recordkeeping policies.

4.	Training. Company directors, officers and employees who are involved in the Company’s securities trading activities shall be provided training on the Trading Policy and these policies and procedures consistent with the Company’s employee training policies.

5.	Modification or Waiver. These policies and procedures may be modified, and specific requirements therein may be waived, subject to approval by the Secretary of the Company if he or she deems such modifications or waivers are appropriate based on particular facts and circumstances, and in compliance with applicable law.

6.	Amendments. These policies and procedures must be reviewed periodically as determined by the Secretary of the Company. Any material amendments to these policies and procedures shall require the approval of the Secretary of the Company.